Exhibit 99.1

Vasta announces CEO transition plan

São Paulo, Brazil, March 23, 2023 — Vasta Platform Limited (NASDAQ: VSTA), or the “Company”, today announced a transition plan for its chief executive officer, or “CEO.”

After 36 years dedicated to education as a teacher, entrepreneur and executive, Mr. Mario Ghio has chosen to step down from his executive role with the Company. After Mr. Ghio’s departure on April 30, 2023, Mr. Guilherme Mélega, the Company’s current chief operating officer, will assume the CEO role.

In nearly 30 years with the Company, Mr. Ghio has led the growth and consolidation of one of the main players in the primary education segment in Brazil, helping to build a business offering a technology-powered, integrated platform of products and services.

Mr. Ghio and Mr. Mélega have worked very closely in recent years, which is expected to promote a smooth transition in leadership and continuity in the management of Vasta. Beginning in April 2023, Mr. Ghio will assist Mr. Mélega in the transition of the CEO role until April 30, 2023 and will continue to serve as a member of the Company's Board of Directors and play a role in the Company's long-term strategy. Mr. Ghio will also continue to represent the Company in his role as the President of ABRASPE, the Brazilian Association of Education Systems and Platforms, an organization of leading companies in the sector.

Mr. Mélega will assume the CEO position at a time of strong growth for the Company following the recovery from the challenges posed by the COVID-19 pandemic. Mr. Mélega has been with the Company for almost 10 years. Between 2015 and 2017, he served as the CEO of Red Balloon, one of the Company’s proprietary language schools and a leader among Brazilian language schools for children. Mr. Mélega has also served [in an executive capacity] in other companies in the education and other sectors, such as Abril Educação, Braskem and Whirlpool.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Contact

Investor Relations

ir@vastaplatform.com

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.